12612 West Alameda Parkway
Lakewood, Colorado 80228

June 18, 2012

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Natural Grocers by Vitamin Cottage, Inc.
  Registration Statement on Form S-1
  Filed June 18, 2012
  CIK No. 1547459

Dear Ms. Ransom:

        Set forth below are the responses of Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the "Company," "we," "us" or "our"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated June 14, 2012, with respect to the review of the Company's Confidential Submission No. 2 of its draft Registration Statement on Form S-1, confidentially submitted to the Commission on May 31, 2012, CIK No. 1547459. For your convenience, each response is prefaced by the text of the Staff's corresponding comment in bold text.

        We have filed today on EDGAR our registration statement on Form S-1 (referred to herein as our "Registration Statement").

Summary, page 1

Our Markets, page 2

        1.     We note your response to comment 7 of our May 22, 2012 letter, which provides the average tenures of your store managers, 4 years, assistant managers, 3 years, and department managers, 3 years. In light of this information, please revise your disclosure on pages 3 and 73 to clarify that "long tenures" means average tenures of 3 to 4 years.

  Response:

        We have revised the disclosure on pages 3 and 73 of the Registration Statement to address the Staff's comment. We have also added disclosure on pages 3 and 73 of the Registration Statement stating that, as of May 1, 2012, 43% of our store managers have tenures of over four years with us.

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
June 18, 2012

Growth Strategies, page 4

Expand our store base, page 4

        2.     We note your statements that you believe the entire U.S. market can support at least 1,100 Natural Grocers stores and the 12 states in which you currently operate or have signed leases can support over 180 additional Natural Grocers stores. Please clarify whether this means you believe that the total U.S. market opportunity is approximately 1,280 stores. In addition, please address what you believe your estimated rate of expansion might be for the foreseeable future or otherwise place in context your disclosure about the magnitude of your potential market for expansion. In this regard, we note your "Outlook" disclosure on page 49 that you plan to continue opening new stores and entering new markets. Please make conforming revisions to your prospectus as necessary.

  Response:

        We acknowledge the Staff's comment and we advise the staff that we believe the entire U.S. market opportunity for Natural Grocers stores is approximately 1,100 stores, which is inclusive of the 180 stores. We have revised the disclosure on pages 4 and 74 of the Registration Statement to clarify that the 1,100 Natural Grocers stores that we believe can be supported by the entire U.S. market is inclusive of the 180 additional stores that we believe can be supported by the 12 states in which we currently operate, or have signed leases.

        With respect to our estimated rate of expansion for the foreseeable future, we have revised the disclosure on pages 4, 49 and 74 of the Registration Statement to address what we believe to be our estimated rate of expansion for the foreseeable future.

Notes to Consolidated Financial Statements

Note 10. Split-Dollar Life Insurance Premiums and Note Receivable—Related Party, page F-18

        3.     Please tell us the terms of the split-dollar arrangement in detail and whether you recognize a liability for the estimated cost of maintaining the insurance policy or for the actuarial present value of the future death benefit. In doing so, please explain the facts and circumstances that support your accounting.

  Response:

        On January 1, 1994, we entered into a split-dollar life insurance agreement, pursuant to which we agreed to pay on an annual basis, one of the semi-annual premium payments due under a $2.0 million life insurance policy insuring the life of Philip Isely. The Philip and Margaret A. Isely Joint Trust Number One is the owner and beneficiary of the life insurance policy. The trustees of the trust are Kemper Isely, Zephyr Isely and Heather C. Isely, and they are among the beneficiaries. As trustees they control the trust's assets and investments. Vitamin Cottage's only rights under the split-dollar life insurance policy are to receive a portion of the (a) death benefit, if any, and (b) cash surrender value in the event of termination of the agreement, or the lapse, surrender or cancellation of the policy to recover the amounts we paid. The balance of the death benefit, if any, shall be paid directly to the beneficiary or the beneficiaries designated by the trustees. We entered into a collateral assignment with The Philip and Margaret A. Isely Joint Trust Number One whereby the split-dollar life insurance policy is held as collateral security for its advances for premiums paid to date.

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
June 18, 2012

        In addition, on August 16, 2004, we entered into a loan agreement with the trustees of The Philip and Margaret A. Isely Joint Trust Number One, whereby we agreed to advance to the trust on an annual basis, the other semi-annual split-dollar life insurance policy premium. We were to be repaid the advanced premiums, plus accrued interest at a rate of 2.5% per annum.

        The assets recorded in our financial statements represent the cash we would receive from the trust to reimburse us for the premiums we have paid under the policy to date, plus accrued interest on the note receivable.

        Per ASC 715-60-15-20, the guidance in the Split-Dollar Life Insurance Arrangements Subsections applies to plans and benefits including Collateral split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. However, the guidance in ASC 715-60-15-21, indicates the Split-Dollar Life Insurance Arrangements Subsections does not apply to split-dollar life insurance arrangements that provide a specified benefit to an employee that is limited to the employee's active service period with an employer. We believe that the term of this life insurance arrangement benefit is limited to Mr. Isley's active service period with Vitamin Cottage, as the life insurance agreement states that Vitamin Cottage has entered into this agreement with the Trust as an inducement to the employee's continued employment, as follows: "WHEREAS, the Employer, as an inducement to the Employee's continued employment, wishes to assist the Employee with a personal life insurance program." We respectfully advise the Staff that the insured person (Philip Isley, Co-Founder and former Secretary) is currently 96 years of age and continues to be employed by Vitamin Cottage albeit in a significantly reduced position. Based on the provisions in the written agreement and other factors as summarized herein, we did not believe we had any significant actual or implied postretirement benefit obligation and we did not believe any potential future cost of maintaining the policy would have been significant.

        The Company has no obligations, stated or implied, to provide the employee with a death benefit based on the substantive agreement with the employee, and accordingly, the Company has also not recorded a liability for the actuarial present value of the future death benefit.

        The Company has no other similar arrangements with any other employee.

        Section 402 of the Sarbanes-Oxley Act of 2002 was enacted to prohibit publicly traded companies from providing personal loans to directors and executive officers. As part of the Company's process to initiate a public offering, it has evaluated its arrangement with the related party trust that owns the life insurance policy and determined that it would be appropriate to extinguish the amounts receivable from the trust for the premiums paid by the Company on behalf of the trust. On June 14, 2012, the Company entered into an agreement with Zephyr Isely, Kemper Isely and Heather C. Isely, as co-trustees of The Philip and Margaret A. Isely Joint Trust Number One to terminate and cancel the Split-Dollar Life Insurance Agreement, the Collateral Assignment, the Loan Agreement and related Promissory Note effective with the payment by the co-trustees/trust of all outstanding sums payable to the Company. As of June 14, 2012, the outstanding amounts were $659,852.14 for the premiums paid under the split-dollar life insurance agreement and $270,301.41 for the premiums paid and interest accrued per the loan agreement for a total receivable to the Company of $930,153.55. As of June 15, 2012, the trust has repaid this amount in full, and consistent with the original terms of the agreement, the Company has no further arrangements with the employee or the trust and no further obligations to pay the split-dollar life insurance policy premiums or any death benefit.

        We have revised our disclosure on pages 106, F-32 and F-33 for this June 14, 2012 agreement and subsequent payment.

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
June 18, 2012

Long-Term Debt, page F-16

        4.     We note that your credit facility requires compliance with certain financial covenants and restricts your ability to declare and pay cash dividends as disclosed in your dividend policy on page 35. Please describe the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions. Refer to paragraph (1) of Rule 4-08(e) of Regulation S-X. Also, if restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year, please provide the disclosures required by paragraph (3) of Rule 4-08(e) of Regulation S-X.

  Response:

        In accordance with paragraph (1) of Rule 4-08(e) of Regulation S-X, we have revised our disclosure on page F-17 to describe more expressly the most significant restrictions on our ability to pay dividends. We have also revised the dividend policy disclosure on page 35 and our description of the credit facility on page 65 to further clarify the most significant restrictions on our ability to declare and pay cash dividends.

        Because we have revised our disclosure to make clear that we, once we become a party to the credit facility, and our operating company are prohibited by our credit facility from paying any cash dividends, we do not believe further disclosure is warranted pursuant to Rule 4-08(e) of Regulation S-X.

* * * * * *

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
June 18, 2012

        Please direct any questions that you may have with respect to the foregoing or the related Registration Statement to the undersigned at (303) 390-3858 or to Lucy Schlauch Stark of Holland & Hart LLP at (303) 295-8493.

Very truly yours,
Natural Grocers by Vitamin Cottage, Inc.
By:	/s/ Sandra Buffa Sandra Buffa Chief Financial Officer

Enclosures

cc:
Ta Tanisha Meadows, Securities and Exchange Commission
William Thompson, Securities and Exchange Commission
Chris Chase, Securities and Exchange Commission
Dieter King, Securities and Exchange Commission
Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Lucy Schlauch Stark, Holland & Hart LLP
Keith M. Townsend, King & Spalding LLP